Exhibit 99.5

Curaleaf Reports Second Quarter 2022 Results

Second Quarter 2022 Revenue of $338 Million, an increase of 8% sequentially and YoY

Second Quarter 2022 Adjusted EBITDA(1) of $86 Million, an increase of 18% sequentially and 2% YoY

Generated $12 Million of Positive Operating Cash Flow for the First Half of 2022

WAKEFIELD, Mass., August 8, 2022 – Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the second quarter ended June 30, 2022. All financial information is provided in U.S. dollars unless otherwise indicated.

Second Quarter 2022 Financial Highlights (Unaudited)

($ thousands)

	Three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
Total Revenue	$337,553	$313,074	$312,205
Gross profit before impact of biological assets	175,884	154,870	155,238
Gross profit on cannabis sales(1)(2)	174,654	153,617	154,527
Gross margin on cannabis sales(1)(2)	51.9%	49.3%	49.6%
Adjusted EBITDA(1)(2)	86,177	72,945	84,372
Net loss attributable to Curaleaf Holdings Inc.	(28,336)	(19,985)	(4,847)
Net loss per share – basic and diluted	$(0.04)	$(0.03)	$(0.01)

(1)	Represents a Non-IFRS financial measure or Non-IFRS ratio without a standardized definition under IFRS, which may not be comparable to similar measures used by other issuers.
(2)	See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. See the sections entitled “Gross Profit on Cannabis Sales” and “Adjusted EBITDA” below (pg. 5) for reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.

Earnings Call: Monday, August 8, 2022, at 5:00 P.M. ET

Conference ID # is 7759736

Replay ID # is 4470743

U.S. Callers: +1-844-763-8274	U.S. Replay: +1-877-344-7529
International Callers: +1-412-717-9224	International Replay (Toll): +1-412-317-0088
Canadian Callers: +1-416-639-5883	Canadian Replay: +1-855-669-9658

The teleconference will be rebroadcasted starting at 7:00 P.M. ET on August 8, 2022 and will end at 7:00 P.M. ET on August 15, 2022

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Boris Jordan, Executive Chairman of Curaleaf, commented, "Our record breaking second quarter got off to a great start with the launch of adult use in New Jersey and a historic 4/20. We bounced back from earlier headwinds to grow revenue 8%, and AEBITDA 18% sequentially, while continuing to execute on our growth strategy for Europe, a key differentiator for Curaleaf and a significant advantage over our competitors. I am also very pleased to report that thanks to our vertical penetration and operating efficiencies, Adjusted EBITDA margins expanded to 26%. The fundamentals of our business are strong, and our leadership team is moving with speed and discipline, continuing to set-up 2022 as another milestone year.”

Matt Darin, Chief Executive Officer of Curaleaf, stated, "In the second quarter we made key adjustments and some bold decisions to focus on operational excellence, innovative products and brands, and leadership talent, and we are already seeing positive results as demonstrated by a 267 bps improvement in gross margin on cannabis sales. This quarter we continued to grow our retail footprint, expand our distribution partnerships and launch innovative new product lines that excite consumers and invigorate the industry. The power of our platform, our products and our people is undeniable, and we are now realizing the impact our long term strategy both in the U.S. and abroad. And with today’s announcement of key hires in our Chief Financial Officer, Chief Investment Officer and Chief Strategy Officer, I am more confident than ever that Curaleaf will continue to be the global leader in the cannabis industry.”

Second Quarter Operating Highlights

•	Added seven new retail dispensaries, closing the quarter with 135 total locations, and serviced nearly 2,200 wholesale partner accounts.

•	Commenced adult-use sales in New Jersey, with BDSA estimating a $2.3 billion market by 2026.

•	Executed historic 4/20 with net revenue increasing 45% year-over-year.

•	Launched Endless Coast Cannabis-Infused Seltzers, a highly sociable line of low-calorie, low-sugar and low-carb beverages.

•	Signed a distribution agreement with WB Canna Co. & Wellness which will launch Curaleaf's Hemp and Select CBD product lines in the U.S. Virgin Islands, Puerto Rico, Aruba, Bermuda, Barbados, Cayman, Costa Rica, Guatemala, Jamaica, and Saint Maarten, as well as additional markets in Latin America.

•	Tyneeha Rivers joined as the Company’s first Chief People Officer in June and has made an immediate impact on organizational dynamics and leadership culture.

Post Second Quarter Operating Highlights

•	Opened Tampa Citrus Park dispensary, our 51st in Florida and 136th overall.

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•	Launched "The Farmer's Select" program, an ongoing series of limited-edition collaborations with licensed legacy farmers and diverse operators in California.

•	Launched Plant Precision, a health and wellness line of products featuring the minor cannabinoids in combination with lower levels of THC to address a variety of need states for new consumer segments.

•	Announced keyhires in Ed Kremer as Chief Financial Officer, Camilo Lyon as Chief Investment Officer and Mitch Hara as Chief Strategy Officer.

Financial Results for the Second Quarter Ended June 30, 2022

Revenue (Unaudited)

($ thousands)

	Three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
Retail revenue	$251,920	$226,109	$222,147
Wholesale revenue	84,403	85,712	89,347
Management fee income	1,230	1,253	711
Total Revenue	$337,553	$313,074	$312,205

Number of retail stores	135	128	107
Wholesale accounts	2,200	2,200	2,000

Total revenue increased by 8% to $338 million during the second quarter of 2022, compared to $312 million in the second quarter of 2021. The Company’s year-over-year revenue growth primarily reflects continued growth driven by new retail store openings and commencement of adult-use in New Jersey, the acquisition of Bloom Dispensaries, the addition of new wholesale partner accounts, product launches, and the expansion of cultivation and production facilities.

Retail revenue increased by 13% to $252 million during the second quarter of 2022, compared to $222 million in the second quarter of 2021, representing 75% of total revenue. Growth in retail revenue was primarily due to strong growth across Curaleaf’s footprint and the opening of 28 new stores over the year, namely in Arizona (including the acquisition of Bloom Dispensaries), Florida, Maine, and Pennsylvania and the commencement of adult-use in New Jersey.

Wholesale revenue decreased 6% to $84 million during the second quarter of 2022, compared to $89 million in the second quarter of 2021, representing 25% of total revenue. Contraction in wholesale revenue during the quarter was largely due to the Company’s continued assessment of the wholesale marketplace in California and Colorado.

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Gross Profit on Cannabis Sales (Unaudited)

($ thousands)

	Three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
Retail and wholesale revenue	$336,323	$311,821	$311,494
Cost of goods sold	161,669	158,204	156,967
Gross profit on cannabis sales (1)	$174,654	$153,617	$154,527
Gross margin on cannabis sales (1)	51.9%	49.3%	49.6%
Management fee income (2)	1,230	1,253	711
Gross profit before impact of biological assets	$175,884	$154,870	$155,238

(1)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios.
(2)	Management fee income is added to Gross Profit on Cannabis Sales to obtain Gross profit before impact of biological assets, the most comparable IFRS measure.

Gross profit on cannabis sales was $175 million for the second quarter of 2022, compared to $155 million in the second quarter of 2021. Gross profit margin reached 51.9%, compared to 49.6% in the second quarter of 2021 largely resulting from the increase in vertically integrated products sold in its dispensaries and the mix of revenue from higher margin states.

Net Income / (Loss) (Unaudited)

($ thousands)

	Three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
Total Revenue	$337,553	$313,074	$312,205
Gross profit	167,996	179,044	184,495
Income from operations	23,364	43,732	54,279
Total other expense, net	(6,517)	(22,347)	(19,026)
Income tax expense	(45,066)	(43,142)	(42,624)
Net loss	(28,219)	(21,757)	(7,371)
Less: Net income (loss) attributable to non-controlling interest	117	(1,772)	(2,524)
Net loss attributable to Curaleaf Holdings, Inc.	$(28,336)	$(19,985)	$(4,847)

For the second quarter of 2022, net loss attributable to Curaleaf Holdings, Inc. was $28 million, compared to a net loss of $5 million in the second quarter of 2021. The increase in net loss was due to an unfavorable net change in fair value of biological assets coupled with the increase in operating expenses, which were partially offset by higher revenues.

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Adjusted EBITDA (Unaudited)

($ thousands)

	Three months ended
	June 30, 2022	March 31, 2022	June 30, 2021
Net loss	$(28,219)	$(21,757)	$(7,371)
Interest expense, net	25,099	23,790	21,330
Income tax expense	45,066	43,142	42,624
Depreciation and amortization (1)	42,506	41,157	32,637
Share-based compensation	6,039	5,093	18,370
Other (income) expense	(18,582)	(1,443)	(2,304)
Change in fair value of biological assets	7,888	(24,174)	(29,257)
Other add-backs (2)	6,380	7,137	8,343
Adjusted EBITDA (3)	$86,177	$72,945	$84,372
Adjusted EBITDA Margin (3)	25.6%	23.4%	27.1%

(1)	Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of profits and losses.
(2)	Other add-backs primarily include acquisition related expenses including fair market value adjustments on inventory related to acquisitions, legal fees, accounting and professional fees.
(3)	Represents a non-IFRS measure or Non-IFRS ratio. See "Non-IFRS Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-IFRS financial measures and Non-IFRS ratios. The table above provides a reconciliation of Net Loss, the most comparable IFRS measure, to Adjusted EBITDA, a non-IFRS measure.

Adjusted EBITDA was $86 million for the second quarter of 2022, compared to $84 million for the second quarter of 2021. The year-over-year increase in adjusted EBITDA was primarily driven by solid revenue growth combined with operating leverage. The year-over-year decrease in Adjusted EBITDA margin reflects greater SG&A expenditures due to increased headcount in support of new store openings, higher levels of expenses related to research and development activities, as well as higher sales and marketing spend, and an increase in professional fees.

Balance Sheet and Cash Flow

As of June 30, 2022, the Company had $187 million of cash and $587 million of outstanding debt net of unamortized debt discounts which had a weighted average interest rate of 7.3% per annum.

During the first-half of 2022, Curaleaf invested $60 million net in capital expenditures mostly attributable to cultivation, processing, and retail sites development activities. The Company expects to invest approximately $125 million in capital expenditures for the full year 2022.

Shares Outstanding

As of June 30, 2022 and March 31, 2022, the Company’s weighted average subordinate voting shares outstanding amounted to 709,434,324 and 708,897,273 shares, respectively.

As of June 30, 2022 and March 31, 2022, the Company’s issued and outstanding subordinate voting shares plus multiple voting shares amounted to 710,136,421 and 708,812,195 shares, respectively.

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Other

As disclosed in the Company’s Consolidated Annual Financial Statements for the year ended December 31, 2021, the Company made an immaterial restatement to the initial purchase accounting for the Select acquisition. Adjustments have been made to the comparative period financial statements presented herein, which reflect a decrease in amortization expense, as applicable. The net impact of the adjustment on the Company’s Interim Consolidated Statements of Profits and Losses for the three and six months ended June 30, 2021, was a positive $2.4 million and $4.8 million, respectively, to Net loss attributable to Curaleaf Holdings, Inc.

Non-IFRS Financial and Performance Measures

Curaleaf reports its financial results in accordance with IFRS and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with IFRS. Curaleaf refers to certain Non-IFRS financial measures and ratios such as “Gross Profit on Cannabis Sales”, “Gross Margin on Cannabis Sales”, “Adjusted EBITDA”, and “Adjusted EBITDA Margin”. These measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other issuers. The Company defines “Gross Profit on Cannabis Sales” as retail and wholesale revenues less cost of goods sold. “Gross Margin on Cannabis Sales” is defined by Curaleaf as gross profit on cannabis sales divided by retail and wholesale revenues. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA Margin” is defined by Curaleaf as Adjusted EBITDA divided by total revenue. Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with IFRS, they should not be considered in isolation of, or as a substitute for, our reported results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables provided in this press release contained in the sections “Gross Profit on Cannabis Sales” and “Adjusted EBITDA” (pg. 5) provide reconciliations of Non-IFRS measures to the most directly comparable IFRS measures.

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Consolidated Statements of Financial Position

($ thousands)

	As of
	June 30, 2022	December 31, 2021
		Audited
Assets
Current assets:
Cash and cash equivalents	$187,116	$299,329
Accounts receivable, net	63,729	64,570
Inventories, net	428,280	391,195
Biological assets	96,480	78,600
Assets held for sale	115,723	80,583
Prepaid expenses and other current assets	41,379	35,667
Current portion of notes receivable	—	2,315
Total current assets	932,707	952,259
Deferred tax asset	2,979	2,593
Notes receivable	—	842
Property, plant and equipment, net	385,271	379,720
Right-of-use assets, net	359,275	285,111
Intangible assets, net	1,153,770	1,010,008
Goodwill	661,866	605,496
Investments	3,646	4,401
Other assets	17,612	22,048
Total assets	$3,517,126	$3,262,478

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable	$73,942	$26,751
Accrued expenses	89,463	87,583
Income tax payable	125,274	140,019
Current portion of lease liability	23,266	19,279
Current portion of notes payable	2,035	1,966
Current contingent consideration liability	20,963	9,155
Liabilities held for sale	18,850	18,472
Other current liabilities	28,861	12,171
Total current liabilities	382,654	315,396
Deferred tax liability	334,809	299,333
Notes payable	584,945	434,123
Lease liability	378,580	298,281
Non-controlling interest redemption liability	44,335	72,140
Contingent consideration liability	1,874	28,839
Other long term liability	9,381	5,876
Total liabilities	1,736,578	1,453,988

Shareholders’ equity:
Share capital	2,239,352	2,225,940
Treasury shares	(5,208)	(5,208)
Reserves	(160,620)	(162,085)
Accumulated other comprehensive income	(21,142)	(9,996)
Accumulated deficit	(339,639)	(291,395)
Redeemable non-controlling interest contingency	(44,335)	(72,140)
Total Curaleaf Holdings, Inc. shareholders' equity	1,668,408	1,685,116

Non-controlling interest	112,140	123,374
Total shareholders’ equity	1,780,548	1,808,490
Total liabilities and shareholders’ equity	$3,517,126	$3,262,478

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Consolidated Statements of Profits and Losses (Unaudited)

($ thousands, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2022	2021	2022	2021
Revenues:
Retail and wholesale revenues	$336,323	$311,494	$648,144	$571,377
Management fee income	1,230	711	2,483	1,148
Total revenues	337,553	312,205	650,627	572,525
Cost of goods sold	161,669	156,967	319,873	288,820
Gross profit before impact of biological assets	175,884	155,238	330,754	283,705
Realized fair value amounts included in inventory sold	(123,413)	(81,803)	(228,591)	(150,717)
Unrealized fair value gain on growth of biological assets	115,525	111,060	244,877	192,321
Gross profit	167,996	184,495	347,040	325,309
Operating expenses:
Selling, general and administrative	107,516	87,959	207,276	168,052
Share-based compensation	6,039	18,370	11,132	23,277
Depreciation and amortization	31,077	23,887	61,536	43,606
Total operating expenses	144,632	130,216	279,944	234,935
Income from operations	23,364	54,279	67,096	90,374
Other income (expense):
Interest income	10	278	69	366
Interest expense	(15,105)	(12,269)	(29,005)	(24,420)
Interest expense related to lease liabilities	(10,004)	(9,339)	(19,953)	(17,899)
Other income	18,582	2,304	20,025	2,719
Total other expense	(6,517)	(19,026)	(28,864)	(39,234)
Income before provision for income taxes	16,847	35,253	38,232	51,140
Income tax expense	(45,066)	(42,624)	(88,208)	(73,332)
Net loss	(28,219)	(7,371)	(49,976)	(22,192)
Less: Net income (loss) attributable to non-controlling interest	117	(2,524)	(1,655)	(2,524)
Net loss attributable to Curaleaf Holdings, Inc.	$(28,336)	$(4,847)	$(48,321)	$(19,668)

Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.04)	$(0.01)	$(0.07)	$(0.03)
Weighted average common shares outstanding – basic and diluted	709,965,526	701,668,932	709,434,324	691,909,375

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Consolidated Statements of Cash Flows (Unaudited)

($ thousands, except for share and per share amounts)

	Six months ended June 30,
	2022	2021
		(As Restated)
Cash flows from operating activities:
Net loss	$(49,976)	$(22,192)
Adjustments to reconcile loss to net cash provided (used) in operating activities:
Depreciation and amortization	83,662	60,251
Share-based compensation	11,132	23,277
Non-cash interest expense	25,634	19,477
Unrealized gain on changes in fair value of biological assets	(244,877)	(192,349)
Realized fair value amounts included in inventory sold	228,591	150,717
Gain on debt retirement	(1)	—
Gain on retirement of asset	(1,601)	(740)
Gain on investment	(14,852)	—
Deferred taxes	(5,915)	8,250
Changes in operating assets and liabilities:
Accounts receivable	1,624	(12,046)
Biological assets	(2,021)	29,294
Inventories	(35,717)	(100,800)
Prepaid expenses and other current assets	(5,398)	(13,240)
Other assets	3,735	(1,137)
Accounts payable	38,174	(4,516)
Income taxes payable	(13,824)	(15,377)
Accrued expenses	(6,755)	(7,996)
Net cash provided by (used in) operating activities	11,615	(79,127)
Cash flows from investing activities:
Purchases of property, plant and equipment, net	(60,252)	(73,342)
Proceeds from sale of entity	2,964	24,884
Cash acquired from acquisitions	21,132	—
Payments made on completion of acquisitions	(96,089)	12,891
Amounts advanced for notes receivable, net of payments received	2,315	2,038
Net cash used in investing activities	(129,930)	(33,529)
Cash flows from financing activities:
Cash received from financing agreement	—	54,599
Proceeds from sale leaseback	40,203	19,947
Debt issuance costs	—	(681)
Lease liability payments	(29,323)	(25,130)
Proceeds from minority interest investment in Curaleaf International	—	86,957
Principal payments on notes payable	(198)	(6,093)
Exercise of stock options	(826)	2,667
Issuance of common shares, net of issuance costs	—	240,569
Net cash provided by (used in) financing activities	9,856	372,835
Net change in cash	(108,459)	260,179
Cash at beginning of period	299,329	73,542
Effect of exchange rate on cash	(3,754)	70
Cash at end of period	$187,116	$333,791

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About Curaleaf Holdings

Curaleaf Holdings, Inc. (CSE: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to improve lives by providing clarity around cannabis and confidence around consumption. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf and Select, provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, Curaleaf currently operates in 22 states with 136 dispensaries, 26 cultivation sites, and employs over 5,700 team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Canadian Securities Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

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Contact Information

Investor Contact:

Curaleaf Holdings, Inc.

ir@curaleaf.com

Media Contact:

Curaleaf Holdings, Inc. Tracy Brady, SVP of Corporate Communications

media@curaleaf.com

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Disclaimer

This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (“forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal”, or the negative of those words or other similar or comparable words and includes, among others, information regarding: its outlook for and expected operating margins, capital allocation, free flow cash and other financial results; growth of its operations via expansion, for the effects of any transactions; expectations for the potential benefits of any transactions; statements relating to the business and future activities of, and developments related to, the Company after the date of this press release, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company’s business, operations and plans; expectations that planned acquisitions will be completed; expectations regarding cultivation and manufacturing capacity; expectations regarding receipt of regulatory approvals; expectations that licenses applied for will be obtained; potential future legalization of adult-use and/or medical cannabis under U.S. federal law; expectations of market size and growth in the U.S. and the states in which the Company operates; expectations for other economic, business, regulatory and/or competitive factors related to the Company or the cannabis industry generally; and other events or conditions that may occur in the future. Forward-looking statements may relate to future financial conditions, results of operations, plans, objectives, performance or business developments. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations. Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: the available funds of the Company and the anticipated use of such funds; the availability of financing opportunities; legal and regulatory risks inherent in the cannabis industry; risks associated with economic conditions, dependence on management and currency risk; risks relating to U.S. regulatory landscape and enforcement related to cannabis, including political risks; risks relating to anti-money laundering laws and regulation; other governmental and environmental regulation; public opinion and perception of the cannabis industry; risks related to contracts with third-party service providers; risks related to the enforceability of contracts; reliance on the expertise and judgment of senior management of the Company, and ability to retain such senior management; risks related to proprietary intellectual property and potential infringement by third-parties; the concentrated voting control of the Company’s Chairman and the unpredictability caused by the capital structure; risks relating to the management of growth; increasing competition in the industry; risks inherent in an agricultural business; risks relating to energy costs; risks associated to cannabis products manufactured for human consumption including potential product recalls; reliance on key inputs, suppliers and skilled labor; cybersecurity risks; ability and constraints on marketing products; fraudulent activity by employees, contractors and consultants; tax and insurance related risks; risks related to the economy generally; risk of litigation; conflicts of interest; risks relating to certain remedies being limited and the difficulty of enforcement of judgments and effect service outside of Canada; risks related to future acquisitions or dispositions; sales by existing shareholders; limited research and data relating to cannabis; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Management, Discussion and Analysis for the fiscal year that ended December 31, 2021 (which has been filed on the Company’s SEDAR profile at www.sedar.com and on its EDGAR profile at www.sec.gov/edgar/html) and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including future operating results and economic performance may make reference to or involve forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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This news release contains future-oriented financial information and financial outlook information (collectively, “FOFI”) about the Company’s prospective results of operations, production and production efficiency, commercialization, revenue and cash on hand, all of which are subject to the same assumptions, risk factors, limitations, and qualifications as set second in the above paragraph. FOFI contained in this document was approved by management as of the date of this document and was provided for the purpose of providing further information about the Company’s future business operations. The Company disclaims any intention or obligation to update or revise any FOFI contained in this document, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. Readers are cautioned that the FOFI contained in this document should not be used for purposes other than for which it is disclosed herein. The financial information reported in this news release is based on unaudited management prepared financial statements for the quarter ended June 30, 2022. Accordingly, such financial information may be subject to change. Financial statements for the period will be released and filed under the Company’s profiles on SEDAR at www.sedar.com no later than August 15, 2022. All financial information contained in this news release is qualified in its entirety with reference to such unaudited financial statements. While the Company does not expect there to be any material changes, to the extent that the financial information contained in this news release is inconsistent with the information contained in the Company’s unaudited financial statements, the financial information contained in this news release shall be deemed to be modified or superseded by the Company’s unaudited financial statements. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation for purposes of applicable securities laws.

Neither the Canadian Securities Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.

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